BRF S.A.

A Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (BOVESPA: BRFS3; NYSE: BRFS), in accordance with the Announcement to the Market disclosed on December 01, 2015, by which the Company informed the execution of a share purchase agreement for the acquisition (“SPA”), through its controlled entity BRF GmbH, of the totality of the common shares issued by Golden Foods Siam (“Transaction”), hereby announces that the conditions precedent set forth in the SPA were duly satisfied and, therefore, the Transaction has been concluded on the date hereof.

The Company emphasizes that the Transaction is in line with its strategic plan of globalization, by means of reaching local markets, strengthening BRF’s brands and distributing and expanding its product portfolio around the globe.

São Paulo, January 26, 2016.

Augusto Ribeiro Junior

Chief Financial and Investor Relations Officer